                                                                    EXHIBIT 99.1

Contact:  Sandra Menta (US)      Anne Marie Rodriguez (Europe)
          Cephalon, Inc.         Sante Communications
          610-738-6302           011-44-171-379-7377


FOR IMMEDIATE RELEASE
---------------------

                   Cephalon Receives Authorization to Market
               PROVIGIL(R) (modafinil) in the Republic of Ireland

          WEST CHESTER, PA -- May 15, 1998 -- Cephalon, Inc. (NASDAQ: CEPH) announced today that its UK subsidiary, Cephalon UK Ltd., has received authorization from the Irish Medicines Board (IMB) to market PROVIGIL(R) (modafinil) tablets in the Republic of Ireland for the treatment of narcolepsy.

          Narcolepsy is a chronic, neurological, lifelong sleep disorder that generally begins in young adulthood. The most common symptom is excessive daytime sleepiness, which is characterized by uncontrollable sleep attacks. These attacks hamper a person's ability to perform basic daily activities. As a result, narcolepsy significantly impacts a person's quality of life.

          Cephalon intends to manufacture PROVIGIL tablets in the United States and launch the drug in the Republic of Ireland upon IMB approval of the U.S. manufacturing arrangements.

          "This is the first non-amphetamine agent licensed for the treatment of narcolepsy in Ireland," said Frank Baldino, Jr., Ph.D., Cephalon's president and chief executive officer. "Our European sales and marketing organization look forward to making PROVIGIL available to the neurology community in Ireland for patients suffering from this disabling disease."

          Cephalon licensed modafinil from Laboratoire L. Lafon, the French pharmaceutical company which discovered and markets the drug in France.
Cephalon has exclusive rights to market modafinil in the United States, Japan, the United Kingdom, Ireland, Mexico and Italy. In March 1998, Cephalon commenced marketing of PROVIGIL in the United Kingdom. Cephalon has a marketing application currently pending in the United States to market PROVIGIL for the treatment of excessive daytime sleepiness associated with narcolepsy.

                                 - continued -

Cephalon Receives Authorization
to Market PROVIGIL(R) (modafinil)
in the Republic of Ireland
Page 2


     Cephalon, Inc., headquartered in West Chester, PA, is an international biopharmaceutical company that discovers, develops and markets products to treat neurological disorders.

     This news release may contain forward-looking statements that involve risks and uncertainties. A full discussion of Cephalon's operations and financial condition, including factors that may affect the company's business and future prospects, is contained in documents the company files with the SEC, such as form 10-Q and 10-K reports. These documents identify important factors that could cause the company's actual performance to differ from current expectations.

     NOTE: Cephalon's press releases are posted on the Internet at the company's Web site at http://www.cephalon.com. They are also available by fax
                      -----------------------
24 hours a day at no charge by calling PR Newswire's Company News On-Call at 800-758-5804, extension 134563.

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